EXHIBIT 99.3

                                                                            NEWS


                                            RE:      Tefron Ltd.
                                                     Ind. Center Teradyon
                                                     P.O. Box 1365
                                                     Misgav 20179
                                                     Israel
                                                     (NYSE:  TFR)

AT TEFRON                           AT KWAN PR&IR

Asaf Alperovitz                     Gilad Friedhaber          gilad@kwan.co.il
Chief Financial Officer             Zvi Rabin                 zvi@kwan.co.il
+972-4-9900803                      +972-545-754855
Fax: +972-4-9900054                 +972-505-600140

TEFRON LTD. REPORTS THIRD QUARTER 2005 RESULTS

     o SALES ROSE 10.1% OVER THE THIRD QUARTER OF 2004 TO $48.1 MILLION FOR THE QUARTER AND 8.9% TO $150.5 MILLION FOR THE NINE MONTH PERIOD.

     o NET INCOME OF $2.8 MILLION FOR THE QUARTER AND $5.5 MILLION FOR THE NINE MONTH PERIOD.

     o SIGNIFICANT MARGINS GROWTH: GROSS MARGIN UP ALMOST TEN PERCENTAGE POINTS TO 20.4%; OPERATING MARGIN REACHED 10.3% VERSUS AN OPERATING LOSS OF 3.6% IN THE THIRD QUARTER OF 2004.

     o STRONG EBITDA OF $7.5 MILLION FOR THE QUARTER AND $19.1 MILLION FOR THE NINE MONTH PERIOD.

     o DILUTED EPS REACHED $0.15 FOR THE QUARTER VERSUS $(0.17) IN THE THIRD QUARTER OF 2004.

     MISGAV, ISRAEL, NOVEMBER 10, 2005 -- Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel and active wear, today announced financial results for the third quarter and nine months ended September 30, 2005.

     Sales for the third quarter rose 10.1% to $48.1 million, compared to sales of $43.7 million in the third quarter of 2004. Gross profit for the third quarter was $9.8 million, compared to $4.6 million in the third quarter of 2004. Operating income for the third quarter of 2005 increased to $4.9 million, compared to an operating loss of $1.6 million in the third quarter of 2004. Net income rose to $2.8 million, or $0.16 per basic share and $0.15 per diluted share, for the third quarter of 2005, compared to a net loss of $2.9 millions, or $(0.17) per basic and diluted share, in the third quarter of 2004. Operating cash flow for the third quarter was $4.9 million, compared to $1.2 million for the third quarter of 2004. EBITDA for the third quarter was $7.5 million, compared to $2.6 million in the third quarter of 2004.

     Results for the third quarter include a capital gain of approximately $400,000, or $0.02 per diluted share, resulting from a settlement with the insurance company regarding the recovery of losses from the February 2005 fire at the Company's sewing plant in Jordan. Excluding this capital gain, net income for the third quarter was $2.4 million, or $0.13 per diluted share.

     The Company reported sales of $150.5 million for the first nine months of 2005, up 8.9% compared to sales of $138.2 million for the same period last year. Gross profit for the first nine months was $26.5 million, compared to $19.5 million for the same period last year. Operating income increased 358.3% to $11.6 million for the first nine months of 2005, compared to $2.5 million for the same period last year. Net income for the first nine months was $5.5 million, or $0.31 per basic share and $0.30 per diluted share, compared to a net loss of $2.7 million, or $(0.18) per basic and diluted share, for the same period last year. Operating cash flow for the first nine months was $16.8 million, up 153.0% compared to operating cash flow of $6.7 million for the same period last year. EBITDA for the first nine months was $19.1 million, up 65.6% compared to EBITDA of $11.6 million for the same period last year.

SALES BY PRODUCT LINE:


                           Nine months ended       Nine months ended       Three months ended     Three months ended
                           September 30, 2005      September 30, 2004      September 30, 2005     September 30, 2004
                           -----------------       -----------------       ----------------       ----------------
                            USD        % of         USD        % of         USD       % of         USD       % of
                          millions     total      millions     total      millions    total     millions     total
                           -----       -----       -----       -----       -----      -----       -----      -----
Intimate Apparel            73.2        48.6        90.3        65.3        27.0       56.1        28.3       64.8
Active wear                 40.2        26.7        13.8        10.0        12.4       25.8         6.1       14.0
Swimwear (*)                11.9         7.9         8.3         6.0         0.6        1.2         0.3        0.6
Health care products        25.2        16.7        25.8        18.7         8.1       16.8         9.0       20.6
Total                      150.5       100.0       138.2       100.0        48.1      100.0        43.7      100.0

(*) Seasonal sales


SALES BY SEGMENTS:


                       Nine months ended       Nine months ended       Three months ended     Three months ended
                       September 30, 2005      September 30, 2004      September 30, 2005     September 30, 2004
                       -----------------       -----------------       ----------------       ----------------
                        USD        % of        USD         % of         USD       % of         USD       % of
                      millions     total     millions      total      millions    total      millions    total
                       -----       -----       -----       -----        ----      -----        ----      -----
Seamless (HiTex)        81.5        54.2        62.1        44.9        28.7       59.7        20.5       46.9
Cut & Sew               43.8        29.1        50.3        36.4        11.3       23.5        14.2       32.5
Health                  25.2        16.7        25.8        18.7         8.1       16.8         9.0       20.6
Total                  150.5       100.0       138.2       100.0        48.1      100.0        43.7      100.0

Mr. Yos Shiran, Chief Executive Officer, commented, "In the third quarter we continued to successfully execute our strategic plan to grow overall revenues, expand operating margins and capitalize on the significant growth opportunity presented by the emerging Engineered For Performance (TM) (EFP) concept in the active wear market.

Our strong growth in margins was achieved through further improved production efficiencies and by the increased contribution of higher margin products. During the quarter we continued shifting our sewing capacity offshore and now, in addition to our Cut & Sew offshore capacity which accounts for approximately 90% of the overall Cut & Sew sewing production, our Hi Tex offshore sewing capacity exceeds 50%. Of particular note, we experienced sharp operational improvement in our Hi Tex division.

Mr. Shiran added, "We experienced very strong growth in our active wear sales compared to last year, as we continued to benefit from our unique and successful strategic cooperation with leaders in the performance active wear industry. Demand is currently accelerating, as our customers' aggressive marketing power comes into effect, and we are focused on partnering with our customers to utilize this opportunity to further introduce our EFP concept."

"Our seasonal swimwear sales were lower in the third quarter in comparison to the first two quarters of 2005 and therefore, as anticipated, our total sales were affected in accordance. Swimwear sales are expected to ramp up in the forth quarter of this year."

Mr. Shiran concluded, "This quarter's healthy growth brings us to a new level of profitability and EBITDA which the company has not seen in recent years. Looking forward, Tefron expects top and bottom line improvements in the fourth quarter of 2005. For 2006, Tefron currently estimates sales growth rate to exceed 10%, driven primarily by our rapidly growing active wear product line."

The Company is considering exercise of its put option relating to Alba Health, requiring Alba Health to purchase all of the Company's ownership in Alba Health. If the Company exercises the put option, it expects to receive net proceeds of approximately $10 million and to record a loss of approximately $6.5 million, most of which is non-cash. After the exercise of the put option, the Company will cease to consolidate the balance sheet of Alba Health, which includes a net bank debt of $9.4 million, and its statements of operations.

The Company also announced the appointment of Ishay Davidi as the new chairman of the board of directors. Mr. Davidi replaces Arie Wolfson in accordance with the terms of the agreement among the shareholders of the Tefron Company. This appointment is in connection with the investment of FIMI and Mivtach Shamir in the Company in February 2004. Mr. Davidi serves as CEO and senior partner of FIMI.

Mr. Wolfson served as chairman of the board of directors since 2002 and had previously served as chairman and president of the Company until 2000. He has served as a director of the Company since the 1980's and will continue to serve in that capacity.

Yos Shiran said: "I want to express my appreciation to Arie for his service as chairman. The Company experienced some difficult times, and Arie played an important role in returning the company to growth and profitability. He was the driving force of the company in the nineties where under his management the company developed the technological capabilities that still serve the company today. I personally enjoyed working with him and thank him for his continued support. I want to wish the new chairman, Ishay Davidi, success in his new role and I have confidence that we will continue to work together with the board of directors to build value for the company and its shareholders"

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.


THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.


FINANCIAL TABLES FOLLOW

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                        SEPTEMBER 30,
                                                                  -----------------------      DECEMBER 31,
                                                                    2005           2004           2004
                                                                  --------       --------       --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                       $  7,847       $  5,249       $  3,558
  Trade receivables, net of allowance for doubtful accounts
    of $ 83, $ 78  and $ 252 at September 30, 2005 and 2004
    and December 31, 2004, respectively                             24,058         21,962         21,402
  Other accounts receivable and prepaid expenses                     4,672          5,445          5,696
  Inventories                                                       29,208         32,212         33,137
  Property, plant and equipment held for sale                            -            255              -
                                                                  --------       --------       --------

TOTAL current assets                                                65,785         65,123         63,793
                                                                  --------       --------       --------

DEFERRED TAXES                                                       2,456          2,469          2,486
                                                                  --------       --------       --------

PROPERTY, PLANT AND EQUIPMENT                                       89,337         95,024         93,931
                                                                  --------       --------       --------

GOODWILL                                                            30,743         31,215         30,743
                                                                  --------       --------       --------

DEFERRED LOAN ISSUANCE COSTS                                           314            671            578
                                                                  --------       --------       --------

TOTAL assets                                                      $188,635       $194,502       $191,531
                                                                  ========       ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                         SEPTEMBER 30,
                                                                  --------------------------       DECEMBER 31,
                                                                     2005             2004             2004
                                                                  ---------        ---------        ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                          $  19,221        $  20,325        $  21,355
  Current maturities of long-term debt:
    Banks and other loans                                             6,875           16,569            9,039
    Capital leases                                                       23              399              206
  Trade payables                                                     29,179           26,906           28,991
  Conditional obligation with respect to issuance of shares               -            3,454            3,454
  Other accounts payable and accrued expenses                         7,386            9,154            9,189
                                                                  ---------        ---------        ---------

TOTAL current liabilities                                            62,684           76,807           72,234
                                                                  ---------        ---------        ---------

LONG-TERM LIABILITIES:
  Banks and other loans (net of current maturities)                  43,292           41,482           47,907
  Capital leases (net of current maturities)                              -               24                -
  Deferred taxes                                                      7,550            6,825            5,611
  Accrued severance pay                                               1,960            2,714            2,744
                                                                  ---------        ---------        ---------

TOTAL long-term liabilities                                          52,802           51,045           56,262
                                                                  ---------        ---------        ---------

MINORITY INTEREST                                                    16,951           16,121           16,291
                                                                  ---------        ---------        ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 1 par value: Authorized:
      49,995,500 shares; Issued: 18,969,781 , 18,014,247
      and 18,014,247 shares as of September 30, 2005 and
      2004 and December 31, 2004, respectively;
      Outstanding: 17,972,381 , 17,016,847  and 17,016,847
      as of September 30, 2005 and 2004 and December 31,
      2004, respectively;                                             6,804            6,582            6,582
    Deferred shares of NIS 1 par value: Authorized: 4,500 shares;
      Issued and outstanding: 0 , 4,500  and 4,500 shares at
      September 30, 2005 and 2004 and December 31, 2004,
      respectively                                                        -                1                1
  Additional paid-in capital                                         82,798           79,093           79,243
  Deferred stock-based compensation                                    (240)            (688)            (486)
  Less - 997,400 Ordinary shares in treasury, at cost                (7,408)          (7,408)          (7,408)
  Cumulative other comprehensive loss                                   (80)               -                -
  Accumulated deficit                                               (25,676)         (27,051)         (31,188)
                                                                  ---------        ---------        ---------

TOTAL shareholders' equity                                           56,198           50,529           46,744
                                                                  ---------        ---------        ---------

TOTAL liabilities and shareholders' equity                        $ 188,635        $ 194,502        $ 191,531
                                                                  =========        =========        =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                  SEPTEMBER 30,                      SEPTEMBER 30,              YEAR ENDED
                                         -----------------------------      -----------------------------      DECEMBER 31,
                                             2005             2004              2005             2004             2004
                                         ------------     ------------      ------------     ------------      ------------
Sales                                    $    150,496     $    138,165      $     48,099     $     43,685      $    182,819
Cost of sales                                 123,982          118,694            38,294           39,062           159,937
                                         ------------     ------------      ------------     ------------      ------------

Gross profit                                   26,514           19,471             9,805            4,623            22,882
Selling, general and administrative
  expenses                                     14,915           16,940             4,857            6,202            22,387
                                         ------------     ------------      ------------     ------------      ------------

Operating income (loss)                        11,599            2,531             4,948           (1,579)              495
Financial expenses, net                         2,998            3,040             1,254            1,296             5,212
Other income, net                                 399               61               337               62                 -
                                         ------------     ------------      ------------     ------------      ------------

Income (loss) before taxes on income            9,000             (448)            4,031           (2,813)           (4,717)
Taxes on income (tax benefit)                   2,499              711             1,127             (477)              203
Minority interest in earnings of a
  subsidiary                                      989            1,569               107              588             1,945
                                         ------------     ------------      ------------     ------------      ------------

Net income (loss)                        $      5,512     $     (2,728)     $      2,797     $     (2,924)     $     (6,865)
                                         ============     ============      ============     ============      ============

Basic net earnings (loss) per share      $       0.31     $      (0.18)     $       0.16     $      (0.17)     $      (0.44)
                                         ============     ============      ============     ============      ============

Diluted net earnings (loss) per
  share                                  $       0.30     $      (0.18)     $       0.15     $      (0.17)     $      (0.44)
                                         ============     ============      ============     ============      ============

Weighted average number of shares
  used for computing basic earnings
  (loss) per share                         17,626,276       15,118,024        17,953,656       17,017,600        15,603,904
                                         ============     ============      ============     ============      ============

Weighted average number of shares
  used for computing diluted
  earnings (loss) per share                18,395,487       15,118,024        18,730,732       17,017,600        15,603,904
                                         ============     ============      ============     ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                  NINE MONTHS ENDED          THREE MONTHS ENDED
                                                    SEPTEMBER 30,               SEPTEMBER 30,         YEAR ENDED
                                               ----------------------      ----------------------    DECEMBER 31,
                                                 2005          2004          2005          2004          2004
                                               --------      --------      --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)                              $  5,512      $ (2,728)     $  2,797      $ (2,924)     $ (6,865)
Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
  Depreciation, amortization and
    impairment of property, plant and
    equipment                                     7,287         8,671         2,483         3,991        10,760
  Amortization of deferred stock-based
    compensation                                    246           352            68           201           554
  Loss related to conditional obligation              -             -             -             -           150
  Increase (decrease) in accrued
    severance pay, net                             (688)          299           (64)          164           380
  Decrease (increase) in deferred income
    taxes                                         2,321           380         1,596          (414)         (853)
  Realization of pre-acquisition
    operating losses                                  -             -             -             -           489
  Loss (gain) on sale of property and
    equipment, net                                 (399)          (53)         (337)         (244)           28
  Minority interest in earnings of a
    subsidiary                                      989         1,569           107           588         1,945
  Decrease (increase) in trade
    receivables, net                             (2,656)        2,955           (86)        1,929         3,515
  Decrease in other accounts receivable
    and prepaid expenses                            693           524           884           400            65
  Decrease (increase) in inventories              3,929        (1,067)         (378)          519        (1,461)
  Increase (decrease) in trade payables           1,230        (2,633)       (2,017)       (1,614)         (567)
  Decrease in other accounts payable and
    accrued expenses                             (1,637)       (1,619)         (150)       (1,347)       (1,231)
                                               --------      --------      --------      --------      --------

Net cash provided by operating activities        16,827         6,650         4,903         1,249         6,909
                                               --------      --------      --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment        (4,267)       (7,179)         (773)       (2,142)       (8,950)
Investment grants received                          346           953             5           415         1,156
Proceeds from sale of property, plant and
  equipment                                          90           199             -           166           422
Proceeds from the Company's insurance
  policy for plant and machinery loss               630             -           630             -             -
Additional payments on the account of the
  acquisition of Macro Clothing                    (235)            -          (152)            -          (106)
                                               --------      --------      --------      --------      --------

Net cash used in investing activities            (3,436)       (6,027)         (290)       (1,561)       (7,478)
                                               --------      --------      --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term bank loans and
  other loans                                    (6,779)       (8,748)       (2,269)       (2,904)       (9,854)
Payments under capital lease                       (183)       (1,271)          (45)         (312)       (1,488)
Decrease in short-term bank credit               (2,134)      (11,436)         (771)         (929)       (9,276)
Dividend paid to minority interest in
  subsidiaries                                     (328)         (500)            -          (133)         (706)
Proceeds from exercise of stock options             322             -            88             -             -
Proceeds from issuance of shares and
  conditional obligation, net                         -        19,704             -           (22)       19,704
                                               --------      --------      --------      --------      --------

Net cash used in financing activities            (9,102)       (2,251)       (2,997)       (4,300)       (1,620)
                                               --------      --------      --------      --------      --------

Increase (decrease) in cash and cash
  equivalents                                     4,289        (1,628)        1,616        (4,612)       (2,189)
Cash and cash equivalents at beginning of
  period                                          3,558         6,877         6,231         9,861         5,747
                                               --------      --------      --------      --------      --------

Cash and cash equivalents at end of period     $  7,847      $  5,249      $  7,847      $  5,249      $  3,558
                                               ========      ========      ========      ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                          NINE MONTHS ENDED          THREE MONTHS ENDED
                                            SEPTEMBER 30,               SEPTEMBER 30,      YEAR ENDED
                                         ------     ----------    ----------  ----------  DECEMBER 31,
                                          2005         2004          2005        2004         2004
                                         ------     ----------    ----------  ----------     ------
(a) CASH PAID DURING THE PERIOD FOR:

    Interest                             $3,539     $    2,671    $    1,787  $      945     $2,809
                                         ======     ==========    ==========  ==========     ======

    Income taxes, net of refunds
      received                           $  204     $      356    $      157  $       38     $  272
                                         ======     ==========    ==========  ==========     ======

(b) SUPPLEMENTAL DISCLOSURE OF
      NON-CASH INVESTING AND
      FINANCING ACTIVITIES

    Purchase of property, plant and
      equipment by credit, net of
      investment grants receivables      $  701     $    1,624    $      701  $    1,367     $  490
                                         ======     ==========    ==========  ==========     ======

    Settlement of a conditional
      obligation                         $3,454      $       -    $        -  $        -     $    -
                                         ======     ==========    ==========  ==========     ======

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                            CALCULATION OF THE EBITDA
                                (in thousands $)

                                                         Nine months ended,          Three months ended,
                                                           September 30,               September 30,         Year ended,
                                                      ----------------------      ----------------------    December 31,
                                                        2005          2004          2005          2004          2004
                                                      --------      --------      --------      --------      --------
Income (loss) before taxes on income (benefit)
(see statements of operations)                        $  9,000      $   (448)     $  4,031      $ (2,813)     $ (4,717)
Finance expenses, net (see statements of operations)  $  2,998      $  3,040      $  1,254      $  1,296      $  5,212
Other income, net (see statements of operations)      $   (399)     $    (61)     $   (337)     $    (62)           --
Depreciation and amortization (see Cash Flows
Statements)                                           $  7,287      $  8,671      $  2,483      $  3,991      $ 10,760

Amortization of deferred stock-based compensation
(see cash flows statements)                           $    246      $    352      $     68      $    201      $    554
                                                      --------      --------      --------      --------      --------
 EBITDA                                               $ 19,132      $ 11,554      $  7,499      $  2,613      $ 11,809
                                                      --------      --------      --------      --------      --------